

July 11, 2017

Elliot Maza
Interim Chief Executive Officer
Immune Pharmaceuticals Inc.
550 Sylvan Avenue
Englewood Cliffs, NJ 07632

      Re: Immune Pharmaceuticals Inc.
          Registration Statement on Form S-1
          Filed June 30, 2017
          File No. 333-219094

Dear Mr. Maza:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We refer to your language on your prospectus cover page that the prospectus covers "any additional shares" of common stock that may become issuable upon "conversion price adjustments." Since Rule 416 only permits you to register an indeterminate number of additional shares that may become issuable pursuant to stock splits, stock dividends or similar transactions, please clarify this disclosure. To the extent the terms of the note may require issuance of more than the 290,834 shares currently being registered as a result of a conversion price adjustment, please register a good faith estimate of the additional shares that may be issued upon conversion of the note. For guidance, please refer to Securities Act Rules CD&I 213.02, available on the Commission's website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Theodore J. Ghorra